

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2012

Via E-mail
K.W. Diepholz
Chairman and Chief Executive Officer
DynaResource, Inc.
222 W. Las Colinas Boulevard
Suite 744 East Tower
Irving, Texas 75039

> **Re: DynaResource, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed April 2, 2012**
> **File No. 000-30371**

Dear Mr. Diepholz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31

General

1.   We note that you disclose mineral resources throughout your filing. As a company incorporated in Delaware, the provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in filings with the United States Securities and Exchange Commission, pursuant to paragraph (b)(5)(3) of Industry Guide 7. Please substantially revise your filing and remove all mineral resource disclosure.

2.   We note that you have included a general disclaimer regarding Canadian mineral resource and mineral reserve reporting standards on page 4 of your disclosure. This appears to be a disclaimer that Canadian incorporated companies include in their United

States filings and is not applicable to companies incorporated in the United States. Please advise.

3.   The terms ore and ore grade are generally synonymous with the term reserve pursuant to paragraph (a)(1) of Industry Guide 7. Since you do not have a mineral reserve as defined in paragraph (a) of Industry Guide 7, please remove the term ore from your disclosure.

Item 2 Properties page 15

4.   We note your disclosure in this section, referring to mines and other mineral properties that exist in the proximity of your property. Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these mines and properties. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

5.   For each of your properties please provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature, pursuant to paragraph (b)(4)(i) of Industry Guide 7.

6.   Please provide an overview of the exploration and mining permit requirements for companies operating in Mexico. Include in you overview the permits required to explore or mine, any fees or bonding requirements necessary to explore or mine, the Government agencies responsible for any applicable permits, and a discussion pertaining to the time frame to obtain any permits or approvals to explore or mine.

7.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties, including the source of power and water for your property and a description of any infrastructure located on your property.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director